UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-34077

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
Telephone : +30 2 111 888 400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1       Amendment No. 1 to the At-the-Market Equity Offering Sales Agreement, dated as of May 26, 2021, by and between Safe Bulkers, Inc. and DNB Markets, Inc., that authorizes the issuance and sale of a number of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), in at-the-market transactions from time to time having an aggregate value of up to $100,000,000.

1.2      Press Release dated May 26, 2021.

5.1      Opinion of Cozen O’Connor, special counsel on matters of Marshall Islands law to Safe Bulkers, Inc., dated May 26, 2021.

5.2      Opinion of Cadwalader, Wickersham & Taft LLP, special U.S. counsel to Safe Bulkers, Inc., dated May 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2021

SAFE BULKERS, INC.,

By: /s/ KONSTANTINOS ADAMOPOULOS
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer